Exhibit 1

LIBERATION INVESTMENTS, L.P.

11766 Wilshire Blvd, Suite No. 870

Los Angeles, CA 90025

LIBERATION INVESTMENTS, LTD.

11766 Wilshire Blvd, Suite No. 870

Los Angeles, CA 90025

November 21, 2005

BY FEDERAL EXPRESS AND FACSIMILE

Bally Total Fitness Holding Corporation

8700 West Bryn Mawr

Chicago, IL 60631

Attention: Marc D. Bassewitz, Esq.,

                Senior Vice President, Secretary and General Counsel

BY FEDERAL EXPRESS

Corporate Secretary

Bally Total Fitness Holding Corporation

c/o The Corporation Trust Company

1209 Orange Street

Wilmington, DE 19801

Re:	Notice of Intention to Present a Stockholder Proposal at the Upcoming Annual Meeting of Bally Total Fitness Holding Corporation

Dear Secretary:

This is a notice (the “Notice”) of the decision of Liberation Investments, L.P. (“LILP”) and Liberation Investments Ltd. (“LILTD”, collectively with LILP, the “Liberation Funds”, “we” or “our”), which, with Liberation Investment Group LLC (“LIGLLC”), general partner of LILP and discretionary investment adviser to LILTD, and Emanuel R. Pearlman, General Manager and majority member of LIGLLC, collectively beneficially own 4,134,450 shares (the “Shares”) of common stock, par value $0.01, of Bally Total Fitness Holding Corporation, a Delaware corporation (the “Company”), to present a stockholder proposal at the upcoming Annual Meeting of stockholders of the Company presently scheduled for January 26, 2006, including any adjournments or postponements thereof or any special meeting that may be called in lieu thereof (the “Annual Meeting”). This Notice is being delivered in accordance with the requirements set forth in Article II, Section 2 (the “Proposal Requirements”) of the Amended and Restated Bylaws of the Company (the “Bylaws”).

We have repeatedly urged the Company to bolster stockholder democracy by providing stockholders with a voice in determining the tenure of the Company’s senior management team. In addition, we have shared our view that the capital markets have lost confidence in the performance of current senior management and that it would thus be advantageous to the Company and its stockholders to remove Mr. Paul Toback as Chief Executive Officer and President. We have advocated replacing him with a more seasoned professional manager who engenders such confidence from the capital markets. However, the Company has rebuffed these suggestions at every turn. As a result, we intend to make the proposal described below in order to place these concepts directly before the Company’s stockholders for their consideration.

We regret that the intransigence of the Company has prevented it to date from recognizing the value of the suggestions we have advanced and independently implementing them. We firmly believe that the Company is not well served by expending its limited resources to aggressively defend against a proposal that is in its best interests. Accordingly, although we remain firmly committed to our proposal and are prepared to continue with our proxy campaign if necessary, we are also receptive to the possibility of reaching a consensual accommodation which takes seriously our expressed concerns.

NOTICE OF INTENTION TO PRESENT A STOCKHOLDER PROPOSAL

Pursuant to the Proposal Requirements, this Notice sets forth (a) a brief description of the business desired to be brought before the Annual Meeting and the reasons for conducting such business at the Annual Meeting; (b) any material interest of the Liberation Funds in such business; (c) the name and record address of the Liberation Funds; and (d) the class, series and number of shares of capital stock of the Company which are beneficially owned by the Liberation Funds. In addition, in the interest of completeness, we have included a description of the beneficial interests of LIGLLC and Mr. Pearlman in the Shares (although each of them disclaims membership in a group with Liberation Investments) and disclosed the record address of each of them.

Proposal: The Liberation Funds hereby notify the Company that they intend to bring the below described business before the Annual Meeting in the form of a proposal (the “Proposal”) to the stockholders to adopt the following resolution:

“RESOLVED, that the stockholders of the Company do hereby amend Article IV, Section 1, Article IV, Section 2 and Article VIII, Section 5 of the Amended and Restated Bylaws of Bally Total Fitness Holding Corporation by deleting such sections in their entirety and replacing them as follows (text to be added to the existing text of the Bylaws hereby is underscored herein):

Article IV, Section 1, is amended and restated to read:

“The officers of the Corporation shall be chosen by the Board of Directors, provided that the stockholders shall be empowered to remove the Corporation’s Chief Executive Officer and President from office by the affirmative vote of the holders of a majority of the Corporation’s issued and outstanding stock then entitled to vote. The Corporation’s officers shall be a Chief Executive Officer, who shall also be the Corporation’s President, a Secretary and a Treasurer. The Board of Directors, in its discretion, may also choose a Chairman of the Board of Directors (who must be a director) and one or more Vice Presidents, Assistant Secretaries, Assistant Treasurers and other officers. Any number of offices may be held by the same person, unless otherwise prohibited by law, the Certificate of Incorporation or these Bylaws. The officers of the Corporation need not be stockholders of the Corporation nor, except in the case of the Chairman of the Board of Directors, need such officers be directors of the Corporation.”

Article IV, Section 2, is amended and restated to read:

“The Board of Directors at its first meeting held after each annual meeting of stockholders shall elect the officers of the Corporation who shall hold their offices for such terms and shall exercise such powers and perform such duties as shall be determined from time to time by the Board of Directors or the stockholders, as the case may be. All officers of the Corporation shall hold office until their successors are chosen and qualified, or until their earlier resignation or removal by the Board of Directors or the stockholders. Any officer elected by the Board of Directors may be removed at any time by the affirmative vote of a majority of the Board of Directors. The Corporation’s Chief Executive Officer and President may also be removed by the stockholders as provided in Section 1 of this Article IV, and no person removed as Chief Executive Officer and President shall thereafter be appointed or reappointed by the Board of Directors to serve as an officer of the Corporation. Any vacancy occurring in any office of the Corporation shall be filled by the Board of Directors. The salaries of all officers who are directors of the Corporation shall be fixed by the Board of Directors.”

Article VIII, Section 5, is amended and restated to read:

“Section 2 of Article III, Section 1 of Article IV, Section 2 of Article IV and this Section 5 of Article VIII of these Bylaws may only be altered, amended, changed or repealed by action of the stockholders of the Corporation.”

FURTHER RESOLVED, that Paul A. Toback is hereby removed as the Chief Executive Officer and President of the Company, effective immediately.”

The Proposal is being brought before the Annual Meeting pursuant to (i) Article Fifth, Section B of the Restated Certificate of Incorporation of the Company, which provides in relevant part that the Bylaws may be amended upon the affirmative vote of not less than 75% of the votes entitled to be cast by the holders of all outstanding shares of the Company’s stock then entitled to vote, and (ii) Section 109 of the Delaware General Corporation law, which provides stockholders with the authority to amend bylaws.

The Proposal is meant to afford the Company with an improved opportunity to achieve a successful turnaround by removing its current Chief Executive Officer and President Paul A. Toback, in whom we believe the capital markets have lost confidence. In addition, the Proposal is also meant to ensure the vitality of stockholder democracy at the Company by providing the stockholders with the right to remove a future member of senior management if his or her performance falls well short of the mark. While it is expected that this right would only very rarely be exercised by stockholders, its very existence would serve as a powerful incentive to members of senior management to pay careful attention to their fiduciary duties and focus keenly on maximizing value for all stockholders. Finally, the Proposal would also prevent the Board of Directors of the Company from acting unilaterally to amend the Bylaws to eliminate the contemplated authority of stockholders to remove the Chief Executive Officer and President of the Company.

We may be deemed to have an interest in the Proposal insofar as adoption of the Proposal by the stockholders is likely to yield more effective leadership of the Company, which would in turn increase the value of the Shares held by the Liberation Funds.

LILP beneficially owns 2,662,963 Shares and LILTD beneficially owns 1,436,487 Shares. LIGLLC, as the sole general partner of LILP and the sole investment advisor to LILTD, beneficially owns 4,099,450 Shares. Mr. Pearlman owns 35,000 Shares of record and, as the majority member and General Manager of LIGLLC, beneficially owns 4,134,450 Shares. Although LILP, LILTD, LIGLLC and Mr. Pearlman may be regarded as a group, each of them disclaims beneficial ownership of the Shares owned by the others and disclaims membership in a group, and this Notice shall not constitute an acknowledgement that such parties constitute a group.

The business address of LILP, LIGLLC and Mr. Pearlman is 11766 Wilshire Blvd, Suite #870, Los Angeles, CA 90025. The business address of LILTD is P.O. Box 31106 SMB Corporate Centre, West Bay Road, Grand Cayman, Cayman Islands.

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The information included in this Notice represents our best knowledge as to the matters set forth herein as of the date hereof. We reserve the right, in the event such information shall be or become inaccurate, to provide corrective information to the Company as soon as reasonably practicable, although we do not commit to update any information which may change from and after the date hereof.

If this Notice shall be deemed for any reason by a court of competent jurisdiction to be ineffective with respect to the Proposal, this Notice shall continue to be effective with respect to meeting the advance notice requirements set forth in Article II, Section 2 of the Bylaws.

We reserve the right to give further notice of business to be presented or conducted at the Annual Meeting (including, without limitation, the election of one or more directors to the Board of Directors of the Company) or any other meeting of the Company’s stockholders.

Other than as set forth in this Notice, there are no voting arrangements or understandings between the Liberation Funds and any other person or persons in connection with the Proposal.

Please direct any questions regarding the information contained in this Notice to Kenneth J. Baronsky, Esq., Milbank, Tweed, Hadley & McCloy LLP, 601 S. Figueroa Street, 30th Floor, Los Angeles, California, 90017, (213) 892-4000 (Phone), (213) 892-4733 (Facsimile).

IN WITNESS WHEREOF, the undersigned have caused this Notice to be duly executed on the date first above written.

LIBERATION INVESTMENTS, L.P.

By:	Liberation Investment Group LLC, general partner

By:	/s/ EMANUEL R. PEARLMAN
Emanuel R. Pearlman
General Manager

LIBERATION INVESTMENTS, LTD.

By:	/s/ EMANUEL R. PEARLMAN
Emanuel R. Pearlman
Director

LIBERATION INVESTMENT GROUP LLC

By:	/s/ EMANUEL R. PEARLMAN
Emanuel R. Pearlman
General Manager

EMANUEL R. PEARLMAN

/s/ EMANUEL R. PEARLMAN